UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Option Care Health, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

68404L201
(CUSIP Number)

Danielle C. Gray
Executive Vice President and Global Chief Legal Officer
108 Wilmot Road
Deerfield, Illinois 60015
(847) 315-2500

with a copy to:

Christopher E. Austin
Matthew P. Salerno
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68404L201	SCHEDULE 13D	Page 2 of 12 Pages
1	NAMES OF REPORTING PERSONS
Walgreens Boots Alliance, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,247,092 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,247,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,247,092 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)
Amount consists of 37,247,092 shares of Option Care Health, Inc., a Delaware corporation (“Option Care Health” or the “Issuer”), common stock, par value $0.0001 per share (“Common Stock”), issued to HC Group Holdings I, LLC (“HC I”).  Walgreens Boots Alliance, Inc. (“WBA Parent”) may be deemed to have beneficial ownership of such shares of Common Stock, as WBA Parent is the sole equityholder with voting power of WBA Investments, Inc., a Delaware corporation (“WBA Investments”), which in turn is the majority equityholder of WBA US 1 Co., a Delaware corporation (“WBA US 1”), which in turn is the sole equityholder of OCH US Holding LLC, a Delaware limited liability company (“OCH LLC”), which in turn is the sole equityholder of HC I.

(2)
The percentage ownership is based upon 179,875,193 shares of Common Stock issued and outstanding as of November 2, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the United States Securities and Exchange Commission (the “SEC”) on November 4, 2021.

CUSIP NO. 68404L201	SCHEDULE 13D	Page 3 of 12 Pages
1	NAMES OF REPORTING PERSONS
HC Group Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,247,092 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,247,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,247,092 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Amount consists of 37,247,092 shares of Common Stock issued to HC I.
(2)
The percentage ownership is based upon 179,875,193 shares of Common Stock issued and outstanding as of November 2, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021.

CUSIP NO. 68404L201	SCHEDULE 13D	Page 4 of 12 Pages
1	NAMES OF REPORTING PERSONS
OCH US Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,247,092 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,247,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,247,092 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	Amount consists of 37,247,092 shares of Common Stock issued to HC I. OCH LLC may be deemed to have beneficial ownership of such shares of Common Stock as the sole equityholder of HC I.
(2)
The percentage ownership is based upon 179,875,193 shares of Common Stock issued and outstanding as of November 2, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021.

CUSIP NO. 68404L201	SCHEDULE 13D	Page 5 of 12 Pages
1	NAMES OF REPORTING PERSONS
WBA US 1 Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,247,092 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,247,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,247,092 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)
Amount consists of 37,247,092 shares of Common Stock issued to HC I.  WBA US 1 may be deemed to have beneficial ownership of such shares of Common Stock as the sole equityholder of OCH LLC, which in turn is the sole equityholder of HC I.

(2)
The percentage ownership is based upon 179,875,193 shares of Common Stock issued and outstanding as of November 2, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021.

CUSIP NO. 68404L201	SCHEDULE 13D	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS
WBA Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,247,092 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,247,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,247,092 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)
Amount consists of 37,247,092 shares of Common Stock issued to HC I.  WBA Investments may be deemed to have beneficial ownership of such shares of Common Stock, as WBA Investments is the majority equityholder of WBA US 1, which in turn is the sole equityholder of OCH LLC, which in turn is the sole equityholder of HC I.

(2)
The percentage ownership is based upon 179,875,193 shares of Common Stock issued and outstanding as of November 2, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021.

CUSIP NO. 68404L201	SCHEDULE 13D	Page 7 of 12 Pages
Explanatory Note

This statement on Schedule 13D (this “New Schedule 13D”) is being filed following a reorganization of HC Group Holdings I, LLC (“HC I”), which previously filed a Schedule 13D with Madison Dearborn Partners, LLC and certain other persons (the “Prior Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on August 7, 2019, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 27, 2020, Amendment No. 2 to the Schedule 13D filed with the SEC on August 20, 2020, Amendment No. 3 to the Schedule 13D filed with the SEC on December 16, 2020, Amendment No. 4 to the Schedule 13D filed with the SEC on December 29, 2020, Amendment No. 5 to the Schedule 13D filed with the SEC on February 12, 2021, Amendment No. 6 to the Schedule 13D filed with the SEC on March 19, 2021, Amendment No. 7 to the Schedule 13D filed with the SEC on June 14, 2021, Amendment No. 8 to the Schedule 13D filed with the SEC on August 6, 2021, Amendment No. 9 to the Schedule 13D filed with the SEC on September 13, 2021 and, with respect to the Prior Reporting Persons only, Amendment No. 10 to the Schedule 13D filed with the SEC on December 20, 2021 (collectively, the “Prior Schedule 13D”), relating to the Issuer (as defined below).

Pursuant to an Agreement and Plan of Merger, dated as of December 17, 2021, by and among OCH LLC, HC Omega Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of OCH LLC (“Reorganization Merger Sub”), HC I and Madison Dearborn Capital Partners VI-A, L.P., a Delaware limited partnership, solely in its capacity as the Unitholders’ Representative thereunder (the “Reorganization Merger Agreement”), and subject to the terms and conditions thereof, on December 17, 2021, Reorganization Merger Sub merged with and into HC I, with HC I as the surviving entity (the “Reorganization Merger”).  Following the Reorganization Merger, HC I is wholly owned by OCH LLC.  Accordingly, OCH LLC and its direct and indirect control persons (collectively, the “New Reporting Persons”) are filing this New Schedule 13D to report the shares of Common Stock (as defined below) held directly by HC I, which were previously reported on the Prior Schedule 13D.

Item 1.	Security and Issuer

This New Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Option Care Health, Inc., a Delaware corporation, formerly known as BioScrip, Inc. (“Option Care” or the “Issuer”), and is being filed pursuant to Section 13(d) of the Act.  Option Care’s principal executive offices are located at 3000 Lakeside Dr., Suite 300N, Bannockburn, Illinois 60015.

Item 2.	Identity and Background.

(a) - (c), (f)

This New Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the SEC pursuant to Section 13(d) of the Act: (i) Walgreens Boots Alliance, Inc., a Delaware corporation (“WBA Parent”); (ii) HC I; (iii) OCH US Holding LLC, a Delaware limited liability company (“OCH LLC”); (iv) WBA US 1 Co., a Delaware corporation (“WBA US 1”); and (v) WBA Investments, Inc., a Delaware corporation (“WBA Investments”, and, together with WBA Parent, HC I, OCH LLC and WBA US 1, the “Reporting Persons”).

The principal business of HC I is to be an equityholder of the Issuer.  The principal business of OCH LLC is to be the sole equityholder of HC I.  WBA, together with its subsidiaries, including the Reporting Persons on this New Schedule 13D, is a global pharmacy-led health and wellbeing enterprise.

The business address of all Reporting Persons on this New Schedule 13D is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015.

The name, business address, present principal occupation or employment and citizenship of each current director and executive officer of each of WBA Parent, WBA US 1 and WBA Investments is set forth on Annex A hereto.

CUSIP NO. 68404L201	SCHEDULE 13D	Page 8 of 12 Pages
(d)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the persons listed on Annex A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 7, 2015, HC I and its wholly owned subsidiary HC Group Holdings II, Inc., a Delaware corporation (“HC II”) collectively acquired Walgreens Infusion Services, Inc. and its subsidiaries from Walgreen Co., now a wholly owned subsidiary of WBA Parent.  Following the transaction, the business was rebranded as Option Care, Inc.  Through its ownership of Walgreen Co., WBA Parent continued to hold a minority interest in HC I following the transaction.

On March 14, 2019, HC I and HC II entered into a definitive agreement (the “BioScrip Merger Agreement”) to merge with and into a wholly-owned subsidiary of BioScrip, Inc. (“BioScrip”), a NASDAQ-listed national provider of infusion and home care management solutions, along with certain other subsidiaries of BioScrip and HC II.  The merger contemplated by the BioScrip Merger Agreement (the “BioScrip Merger”) was completed on August 6, 2019.  Following the close of the BioScrip Merger, BioScrip was rebranded as Option Care Health, Inc., and HC I became a shareholder of the Issuer.  These transactions through which HC I became the holder of the Issuer’s Common Stock were financed in part through a series of borrowings by HC II and the Issuer including, among other borrowings that have subsequently been repaid (including $400 million aggregate principal amount of second lien notes), a $925 million (at the time) senior secured first lien term loan and a $150 million (at the time) asset-based lending facility, each of which was entered into on August 6, 2019, assumed by the Issuer and subsequently amended most recently as of October 27, 2021.  The original debt incurred to finance the BioScrip Merger is described in more detail in the Prior Schedule 13D.

Pursuant to the Reorganization Merger Agreement, and subject to the terms and conditions thereof, on December 17, 2021, Reorganization Merger Sub merged with and into HC I, with HC I as the surviving entity, wholly owned by OCH LLC.  No additional consideration was paid by the New Reporting Persons in the Reorganization Merger.   Upon closing of the Reorganization Merger, on December 17, 2021, each of OCH LLC, WBA US 1, WBA Investments and WBA Parent became indirect beneficial owners of the shares of Common Stock held directly by HC I.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this New Schedule 13D is incorporated by reference in its entirety into this Item 4.

HC I Reorganization

Pursuant to the Reorganization Merger Agreement, and subject to the terms and conditions thereof, on December 17, 2021, Reorganization Merger Sub merged with and into HC I, with HC I as the surviving entity, wholly owned by OCH LLC.  In connection with the Reorganization Merger Agreement, HC I, OCH LLC and Reorganization Merger Sub entered into customary support agreements, dated as of December 17, 2021, with certain equityholders of HC I.

Director Nomination Agreement

CUSIP NO. 68404L201	SCHEDULE 13D	Page 9 of 12 Pages
Each of the Issuer and HC I executed and delivered a director nomination agreement (the “Director Nomination Agreement”) on August 6, 2019.  The Director Nomination Agreement provides that, until the date that HC I and its affiliates cease to beneficially own Common Stock representing at least 10% of the voting power of the then-outstanding Common Stock, HC I is entitled to nominate for election to the Issuer Board or any committee of the Issuer Board, a number of directors equal to the product obtained by multiplying (a) the percentage of the total voting power of the then-outstanding Common Stock then beneficially owned by HC I and its affiliates and (b) the authorized number of directors on the Issuer Board, including any vacancies, with such product rounded up to the nearest whole number in all cases.  The Director Nomination Agreement also provides HC I with the right to fill any vacancies created by the removal, death, disability, disqualification or resignation from the Issuer Board of any of its nominees that is elected to the Issuer Board.  In the Director Nomination Agreement, the Issuer agrees to use its reasonable best efforts to ensure that any nominees designated by HC I in accordance with the Director Nomination Agreement are included in the Issuer Board’s slate of nominees to the stockholders for each election of directors and that each nominee designated by HC I is included in the proxy statement prepared by management of the Issuer in connection with soliciting proxies for every meeting of the stockholders at which directors are voted on for election.

The following current directors of the Issuer were designated as director nominees under the Director Nomination Agreement: John C. Rademacher, John J. Arlotta, Elizabeth Q. Betten, Harry M. Jansen Kraemer, Jr., Alan Nielsen, Nitin Sahney, Timothy Sullivan and Mark Vainisi.  Mr. Nielsen is Senior Vice President, Property and Store Planning for Walgreen Co., a wholly owned subsidiary of WBA Parent.  In addition, Mr. Vainisi is the Senior Vice President, Global Mergers and Acquisitions of WBA Parent.

Investment in Issuer’s Common Stock

The New Reporting Persons acquired the shares of the Issuer’s Common Stock for investment purposes, and such acquisitions have been made in the New Reporting Persons’ ordinary course of business.  The New Reporting Persons expect to review from time to time their investment in the Issuer and may, at any time or from time to time determine depending on the market and other conditions, formulate a plan or proposal either alone or as part of a group which may relate to or result in: (i) the purchase of additional shares of the Issuer’s Common Stock or options or related derivatives of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) the sale of all or a portion of the shares of the Issuer’s Common Stock or options or related derivatives of the Issuer now beneficially owned or hereafter acquired in the open market, in privately negotiated transactions or otherwise; (iii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iv) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (v) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer; (vi) a material change in the present capitalization or dividend policy of the Issuer; (vii) any other material change in the Issuer’s business or corporate structure; (viii) a change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (ix) a class of the Issuer’s securities being deregistered or delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (x) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (xi) any action similar to any of those enumerated above.

Also, consistent with their investment intent, the New Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Except as set forth herein, none of the New Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The New Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. In reaching any decision as to its course of action (as well as to the specific elements thereof), the New Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the New Reporting Persons; the contractual, legal and regulatory obligations of the Reporting Persons (including as described in this New Schedule 13D); changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

CUSIP NO. 68404L201	SCHEDULE 13D	Page 10 of 12 Pages
Item 5.	Interest in Securities of the Issuer.

(a, b)

HC I directly owns 37,247,092 shares of the Issuer’s Common Stock, or approximately 20.7% of the total number of shares of Common Stock outstanding, which were issued to HC I pursuant to the BioScrip Merger Agreement.

OCH LLC is the sole equityholder of HC I and may be deemed to share voting and dispositive power with respect to the 37,247,092 shares of the Issuer’s Common Stock, or approximately 20.7% of the total number of shares of Common Stock outstanding, held by HC I by virtue of its ability to direct the decisions of HC I.

WBA US 1, as the sole equityholder of OCH LLC, which in turn is the sole equityholder of HC I, has the ability to direct the investment decisions of OCH LLC, including the power to direct the decisions of OCH LLC regarding the voting or disposition of the 37,247,092 shares of the Issuer’s Common Stock, or approximately 20.7% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, WBA US 1 may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by HC I.

WBA Investments, as the majority equityholder of WBA US 1, which in turn is the sole equityholder of OCH LLC, which in turn is the sole equityholder of HC I, has the ability to direct the investment decisions of OCH LLC, including the power to direct the decisions of OCH LLC regarding the voting or disposition of the 37,247,092 shares of the Issuer’s Common Stock, or approximately 20.7% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, WBA Investments may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by HC I.

WBA Parent, as the sole equityholder with voting power of WBA Investments, which in turn is the majority equityholder of WBA US 1, which in turn is the sole equityholder of OCH LLC, which in turn is the sole equityholder of HC I, has the ability to direct the investment decisions of WBA Investments, including the power to direct the decisions of OCH LLC regarding the voting or disposition of the 37,247,092 shares of the Issuer’s Common Stock, or approximately 20.7% of the total number of shares of Common Stock outstanding, directly held by HC I; therefore, WBA Parent may be deemed to share voting and dispositive power with respect to the shares of Common Stock of the Issuer held by HC I.

The percentages in this Item 5 are calculated based on 179,875,193 shares of the Issuer’s Common Stock issued and outstanding as of November 2, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 4, 2021.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of the Issuer’s Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person other than HC I.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a “group” for the purposes of Sections 13(d) of the Act and the rules thereunder.  The filing of this Schedule 13D should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Act.

(c)

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c).  Except for the information disclosed in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock in the past 60 days.

(d)

None of the Reporting Persons, and to the best knowledge of the Reporting Persons, no other person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported herein.

CUSIP NO. 68404L201	SCHEDULE 13D	Page 11 of 12 Pages
(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this New Schedule 13D is incorporated by reference in its entirety into this Item 6.

Joint Filing Agreement

In connection with this Schedule 13D, the Reporting Persons entered into a Joint Filing Agreement, dated as of December 20, 2021, which is attached hereto as Exhibit 1 and incorporated herein by reference.

Registration Rights Agreement

The Issuer and HC I are parties to a registration rights agreement dated August 6, 2019 (the “Registration Rights Agreement”). The Registration Rights Agreement, among other things, grants customary registration rights to HC I, including demand registration rights, shelf registration rights and piggyback registration rights.

Demand Rights. Subject to certain limitations, the Registration Rights Parties have the right, by delivering written notice to the Issuer, to require the Issuer to register under the Securities Act of 1933, as amended (the “Securities Act”) the number of shares of Common Stock requested to be so registered. The Issuer is required to give written notice to all other Registration Rights Parties. Subject to certain limitations, the Issuer agrees to include in the registration all securities with respect to which it receives a written request for inclusion in the registration. Following the demand request, the Issuer will be required to use its best efforts to have the applicable registration statement filed with the SEC within a specified period following the demand and to use best efforts to cause the registration statement to be declared effective.

Shelf Registration Rights on Form S-3. At any time when the Issuer is eligible to file a shelf registration statement on Form S-3, the Registration Rights Parties may request that the Issuer register their shares for resale. The Issuer will be required to give written notice to all other Registration Rights Parties. Subject to certain limitations, the Issuer will agree to include in the Form S-3 registration all securities with respect to which it has received a written request for inclusion in the registration within seven days after it gives notice. Following such request, the Issuer will be required to use its best efforts to cause such shelf registration statement to be declared effective.

Piggyback Rights. The Registration Rights Parties are entitled to request to participate in, or “piggyback” on, registrations of certain securities the Issuer registers for sale at any time after the closing.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. The Registration Rights Agreement is referenced herein as Exhibit 3 and is incorporated by reference to this Item 6.

Other than as described above and in Items 3, 4 and 5, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 20, 2021.
Exhibit 2	Director Nomination Agreement, by and among the Issuer and HC I (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).
Exhibit 3	Registration Rights Agreement, by and among the Issuer and HC I (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2019).

CUSIP NO. 68404L201	SCHEDULE 13D	Page 12 of 12 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2021

WALGREENS BOOTS ALLIANCE, INC.

By:	\s\ Joseph B. Amsbary, Jr.
	Name:	Joseph B. Amsbary, Jr.
	Title:	Vice President, Corporate Secretary

HC GROUP HOLDINGS I, LLC

By:	\s\ Manmohan Mahajan
	Name:	Manmohan Mahajan
	Title:	President

OCH US HOLDING LLC

By:	\s\ Mark Weisz
	Name:	Mark Weisz
	Title:	President

WBA US 1 CO.

By:	\s\ Manmohan Mahajan
	Name:	Manmohan Mahajan
	Title:	President

WBA INVESTMENTS, INC.

By:	\s\ Manmohan Mahajan
	Name:	Manmohan Mahajan
	Title:	President